SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair WELCOMES COMMISSION’S DECISION NOT TO APPEAL POSITIVE CHARLEROI RULING

  RYANAIR AGAIN CALLS ON DG TRANSPORT TO “PUT CONSUMERS FIRST”

Ryanair, Europe’s largest low fares airline, today (19th Feb) welcomed reports that the European Commission will not appeal the European Court’s decision in Ryanair’s successful challenge of the Charleroi case. In December 2008, the Court annulled the Commission’s 2004 decision which wrongly found that Ryanair received state aid from Charleroi or the Walloon region. The Court found that the Commission had failed to properly apply the crucial Market Economy Investor Principle (MEIP), which allows public companies to offer the same commercial terms as their private competitors. In the five years since the Commission’s decision Charleroi Airport has proven to be remarkably successful, again demonstrating that the Commission got it wrong in its 2004 decision.

Ryanair also again called on the Commission to drop the 8 other State Aid cases that were brought against similar regional and secondary airports in Alghero, Aarhus, Bratislava, Frankfurt Hahn, Hamburg Lubeck, Pau, Berlin Schonefeld and Tampere and to focus instead on the real and blatant breaches of the state aid rules by Europe’s biggest flag carriers, such as the multi-billion euro bailout of Alitalia by the Italian Government, the €500m. state aid by the Austrian Government to Lufthansa as a ‘sweetener’ to persuade them to buy Austrian Airlines, and the most recent illegal bailout of SAS in Scandinavia.

Welcoming the Commission’s decision not to appeal, Ryanair’s Michael O’Leary said:

“We are happy but not surprised at the Commission’s decision not to appeal what was a thorough vindication of the low cost airport model and Ryanair’s agreement with Charleroi Airport. The Commission simply got it wrong, as has been subsequently proven by the huge success of Charleroi Airport. Charleroi airport has been profitable in each of the past six years, which disproves the Commission’s original claim that Charleroi would be loss making for the term of the Ryanair contract. Charleroi is now a model for low cost airport development around Europe.

“We hope that the Commission will now drop their other baseless state aid cases against similar regional and secondary airports, most of which have been brought to the Commission by larger competitor airports and airlines who are trying to block competition and lower fares. These investigations are all based on the same flawed reasoning that has now been annulled in the Charleroi decision.”

“We look forward to meeting with the Transport Commissioner to discuss our shared objective of “putting consumers first” so that European’s largest international airline can begin working closely with the Commission to promote and develop more low fare flights, more choice and competition, more regional and secondary airports, more jobs, and much more traffic and tourism growth for the benefit of European integration and all of Europe’s citizens. This is particularly important at a time of unprecedented economic crisis when flag carrier airlines are reducing services and increasing prices to European consumers”.

Ends.                                                                  Thursday, 19th February 2009

For further information:

Stephen McNamara– Ryanair                        Pauline McAlester – Murray Consultants

Tel: 00 353 1 812 1271                                     Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  19 February, 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director